SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 23 , 2006

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

REPÚBLICA FEDERATIVA DO BRASIL

ADRIANA PIRAÍNO
TRADUTORA PÚBLICA E INTÉRPRETE COMERCIAL PARA OS IDIOMAS
INGLÊS E PORTUGUÊS

MATRÍCULA JUCESP Nº 547 – CCM Nº 2282494-4 – CPF/MF Nº 116.423.938 -43 – RG Nº 17895828-SSP/SP
RUA EÇA DE QUEIROZ, 270, AP. 81 – SÃO PAULO/SP – CEP: 04011-031
TEL: (11) 9291-6333 E-MAIL: APIRAINO@UOL.COM.BR

I hereby certify, for the due purposes, that on this date it was submitted to me a non-certified copy of a document in the Portuguese language, which I hereby translate into the English language as follows:

SHAREHOLDERS’ AGREEMENT

By the present instrument entered into by and among the parties

(a) CVC/Opportunity Equity Partners L.P., a limited liability company, duly organized and existing in accordance with the laws of the Cayman Islands, with its registered office at Ugland House, P.O. Box 309, South Church Street, Grand Cayman, Cayman Islands, British West Indies, herein represented by its general partner, Citigroup Venture Capital International Brazil LLC (the “Offshore Fund”);

(b) International Equity Investment Inc., a company duly organized and existing in accordance with the laws of the State of Delaware, United States of America, with its registered office at 1209 Orange Street, City of Wilmington, State of Delaware, United States of America, herein represented by its attorney-in-fact (the “IEII” or the “Consenting Intervenient Party”)

(c) Investidores Institucionais Fundo de Investimento em Ações, an investment fund duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Av. Almirante Barroso, 52, sala 3301, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF (Taxpayer’s Registration Number) N. 01.201.501/0001 -61, herein represented by its administrator, Mellon Distribuidora de Títulos e Valores Mobiliários S.A. (“Mellon”), with the consent of its manager, Angra Partners Consultoria Empresarial e Participações Ltda. (“Angra Partners”) (the “Onshore Fund” and together with the Offshore Fund, the “Shareholders”);

(d) Caixa de Previdência dos Funcionários do Banco do Brasil, a pension fund (entidade fechada de previdência privada), duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Praia de Botafogo, 501, 3o. e 4o andares, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 33.754.482/0001 -24 (“Previ”);

(e) Fundação dos Economiários Federais – Funcef, a pension fund, duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Setor Comercial Norte, Quadra 02, Bloco A, Edifício Corporate Financial Center, 13o. andar, in the City of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF N. 00.436.923/0001 -90 (“Funcef”); and

(f) Petros – Fundação Petrobrás de Seguridade Social, a pension fund, duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at Rua do Ouvidor, 98, 9o andar, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled before the Federal Revenue Service under CNPJ/MF N. 34.053.942/0001 -50 (“Petros” and, together with the Shareholders, Previ and Funcef, the “Parties”);

INTRODUCTION

WHEREAS the Shareholders hold, jointly, equity interest in Opportunity Zain S.A., a corporation duly organized and existing in accordance with the laws of the Federal Republic of Brazil, with its headquarters at SIA Sul – ASP, Lote D, Bloco B, in the City of Brasília, Distrito Federal, enrolled before the Federal Revenue Service under CNPJ/MF N. 02.570.688/0001 -70; (the “Company”), representing approximately eighty-nine point sixty-six per cent (89.66%) of the Company’s voting and total capital.

WHEREAS the Company, in turn, holds the direct and indirect corporate control of various companies, including the companies listed in Exhibit I hereof (collectively referred to as “Portfolio Companies”, including any companies in which the Company at any time holds equity interest, directly or indirectly, excepting, however, Argolis Participações S.A. (“Argolis”) and any companies in which the Company holds equity interest solely through Argolis);

WHEREAS the Shareholders and the Joint Venturers hold, individually, direct and indirect interest in the Portfolio Companies listed in Exhibit II hereof;

WHEREAS the Parties wish to regulate their rights and obligations as direct or indirect shareholders integrating the Company’s and the Portfolio Companies’ control block and to provide for (a) the equal sharing between, on one side, the Offshore Fund, and, on the other side, the Onshore Fund and the Joint Venturers, of the exercise of the power of control and of the voting rights in the Company’s and the Portfolio Companies’ general shareholders’ meetings; (b) the composition, election and the managing powers of the members of the Company’s and the Portfolio Companies’ Board of Directors and Executive Board; and (c) the rights of first refusal with respect to the acquisition of the Shares and the tag-along rights with respect to the Shares and to the shares issued by Invitel S.A. (“Invitel”).

NOW, THEREFORE, the Parties agree to enter into the present Shareholders’ Agreement (this “Agreement”), which shall be ruled by the following clauses and conditions:

SECTION ONE
DEFINITIONS

Section 1.01. Definitions. The following terms shall have the following meanings when used in this Agreement:

“Shares” means the common and preferred shares issued by the Company, existing on the date hereof or issued afterwards.

“Bound Shares” shall have the meaning that is ascribed to it in Section 2.01 below.

“Shareholders” shall have the meaning that is ascribed to it in the Whereas Clauses above.

“Major Shareholder” means any Shareholder, including its successors and Permitted Assignees, or any group of Shareholders bound by a vote agreement filed at the Company that obliges them to vote uniformly in block (“Group”), except for the present Agreement, that holds individually or in Group twenty-five per cent (25%) or more of the Shares.

“Challenged Agreement” means the document entitled Amendment to the Amended and Restated Shareholders’ Agreement dated September 12, 2003 and which Opportunity Fund, the Offshore Fund, the Onshore Fund, Opportunity Invest II Ltda., Zain, Opportunity Oeste S.A., Opportunity Leste S.A., 525 Participações S.A., Opportunity Daleth S.A. and Futuretel S.A. are parties to, and the previous versions of such document, including the Amended and Restated Shareholders’ Agreement dated August 8, 2003, and the Shareholders’ Agreement dated July 3, 2002. NO PROVISION IN THIS AGREEMENT SHALL HAVE THE EFFECT OF VALIDATING THE CHALLENGED AGREEMENT, WHICH IS THE SUBJECT-MATTER OF A LEGAL LAWSUIT INVOLVING THE PARTIES. THE PARTIES RESERVE THE RIGHT TO CHALLENGE AND CONTINUE TO CHALLENGE THE EXISTENCE AND VALIDITY OF THE CHALLENGED AGREEMENT.

“International General Partner” means CVC/Opportunity Equity Partners Ltd.

“Affiliate” means, with respect to any Person, any other Person that direct or indirectly, through one or more intermediary Persons, controls, is controlled by, or is under common control with the first Person.

“Management Change Resulting from Litigation” means any removal, replacement, invalidation of the appointment, or change of the administrator or of the manager of the Onshore Fund, including by a court decision, except for any removal, replacement or change of the administrator or manager that is resolved in a quotaholders’ general meeting regularly called, instituted and conducted, in which holders of sixty-six per cent (66%) of the quotas issued by the Onshore Fund vote in order to approve such removal, replacement or change of the administrator.

“Brasil Telecom Participações” means Brasil Telecom Participações S.A.

“Arbitral Chamber” shall have the meaning that is ascribed to it in Section 10.01 below.

“Assignment of the Offshore Fund’s Shares” means, exclusively for the purposes of Section 4.04 below, any transfer, assignment, lien on or sale, direct or indirect, of Shares held by the Offshore Fund to any Person that is not an Permitted Assignee of the Offshore Fund, which reduces the total interest of the Offshore Fund and of the Permitted Assignees of the Offshore Fund in the Company to less than twenty-five per cent (25%) of the Shares.

“Permitted Assignee” means (a) with respect to any Shareholder, (i) any other Person that direct or indirectly controls the Shareholder and direct or indirectly holds ninety-five per cent (95%) or more of the shares issued by the Shareholder, including through the ownership of any quotas issued by equities investment funds, and (ii) any other Person that is direct or indirectly controlled by the Shareholder and of which the Shareholder direct or indirectly holds ninety-five per cent (95%) or more of the shares, including through the ownership of any quotas issued by equities investment funds; and (b) any member of the Board of Directors of the Company that receives or intends to receive Shares through a fiduciary deal pursuant to the provisions of Section 4.05(a) below. It is a condition to the validity of the transfer of the Shares to a Permitted Assignee of any Shareholder its unconditional adhesion, on an irrevocable basis, to this Agreement pursuant to the provisions of Section 9.04 below.

“Joint Venturers” means Previ, Funcef and Petros.

“Associated Person” means, with respect to any Person, (a) any other Person that direct or indirectly holds ten per cent (10%) or more of the shares of the former, including through the ownership of any quotas issued by equities investment funds, and (b) any other Person that has ten per cent (10%) or more of its shares held by the first Person, directly or indirectly, including through the ownership of any quotas issued by the equities investment funds.

“(To) Control” and the correlated terms “control” and “controlling”, mean, with respect to any Person, the power held by another Person to (a) conduct or decisively influence the management, administration and definition of business policies of such Person, through the exercise of the voting right resulting from the ownership of the shares, through rights established in shareholders’ agreements or similar agreements or otherwise, or (b) elect the majority of the members of the board of directors, of the executive board, or of any other similar corporate body of this Person, through the exercise of the voting right resulting from the ownership of the shares, through rights established in shareholders’ agreements or similar agreements or otherwise.

“Dispute” shall have the meaning that is ascribed to it in Section 10.01. below.

“New General Partner Institution Date” shall be the date on which the Offshore Fund, by act of the New General Partner, gives the notice provided for in Section 7.02. (c) below.

“Business Day” means any day on which the banks are authorized to work and effect transactions in the city of São Paulo and in the city of Rio de Janeiro, in Brazil, and in the city of New York, in the United States of America.

“Subscription Rights” mean rights to subscribe Shares to be issued, and any securities, agreements or instruments that grant rights to subscribe Shares or that may be converted into Shares, including any warrants, call options and other similar instruments.

“Funcef” means Fundação dos Economiários Federais – Funcef.

“Onshore Fund” shall have the meaning that is ascribed to it in the heading above.

“Offshore Fund” shall have the meaning that is ascribed to it in the heading above.

“Invitel” shall have the meaning that is ascribed to in the Whereas Clauses above.

“Investor with Tag-Along Right” means Telos – Fundação Embratel de Seguridade Social.

“Group” shall have the meaning that is ascribed to it in the definition of Major Shareholder above.

“Just Cause” means (a) the non-compliance with the vote instruction deriving from the minutes of the Prior Meeting Among Major Shareholders drafted in accordance with Section 3.11. (f) below by an officer or member of the board of directors of the Company or the Portfolio Companies; (b) with respect to the president of the board of directors [’ meeting] and to the president of the executive board’ meeting of the Company or the Portfolio Companies, (i) the counting as a valid vote, in violation of Section 3.14. below, of any vote cast by a member of the board of directors or of the executive board, without observance of the vote instruction deriving from the summarized minutes of the Prior Meeting Among Major Shareholders drafted in accordance with Section 3.11. (f) below, and (ii) the refusal, in violation of Section 3.15 below, to count as a valid vote any vote cast by the member indicated by the Party harmed by the absence or abstention of members indicated by any of the other Parties, in replacement to the vote that should have been cast by the members that were absent or abstained; or (c) unjustified refusal by an officer of any Company or the Portfolio Companies to provide information or documents to members of the board of directors of Company or the Portfolio Companies or to any of the Parties, or its submission unjustifiably untimely or in a way that may frustrate the purpose of the request or the legal duty to inform.

“Arbitration Law” means the federal law no. 9,307 of September 23, 1996 and further amendments thereto.

“Arbitration Notice” shall have the meaning that is ascribed to it in Section 10.02. below.

“New General Partner” means Citigroup Venture Capital International Brazil LLC.

“Respondent” shall have the meaning that is ascribed to it in Section 10.02 below.

“Claimant” shall have the meaning that is ascribed to it in Section 10.02 below.

“Parties” shall have the meaning that is ascribed to it in the heading above.

“Parties in Dispute” shall have the meaning that is ascribed to it in Section 10.02 below.

“Net Liabilities” means, with respect to the Company, the difference between (a) Company’s liabilities’ market value (except for the shareholders’ equity), including any contingent liabilities that must be recognized in Company’s non-consolidated balance sheet, determined in accordance with the Corporations Law (Lei das Sociedades por Ações) and the generally accepted accounting principles in Brazil, consistently applied, and (b) Company’s assets’ market value, except for the assets representing the investments in Invitel determined in accordance with the Corporations Law and the generally accepted accounting principles in Brazil, consistently applied. In case the Company’s assets include non-liquid interests, the market value of these interests shall be determined in accordance with the procedure described by an institution specializing in financial-economic evaluation of companies, chosen by mutual agreement of the interested Parties, among internationally renowned first-rate investment banks, or, in the case of lack of consensus, substantially in accordance with the procedure described in Section 9.04. (d) below.

“Person” means any individual, company, pension funds (entidade fechada de previdência complementar), partnership, corporation, sociedade em conta de participação, joint venture, investment fund, condominium, fiduciary agent, bankrupt estate, limited liability company, or any other type of entity or organization capable of undertaking rights and obligations.

“Petros” means Petros – Fundação Petrobrás de Seguridade Social.

“Previ” means Caixa de Previdência dos Funcionários do Banco do Brasil – Previ.

“Prior Meeting Among Major Shareholders” shall have the meaning that it ascribed to it in Section 3.08 below.

“(To) Transfer” means to transfer, to assign, to create liens on or to sell, direct or indirectly, in any way or under any title, shares or other similar securities or rights, or the economic interest in connection with any shares or other similar securities or rights, including through the execution of any agreement, or the practice of any act, or the omission of the practice of any act, the result of which being that any other Person other than the owner in whose name those shares, securities or rights are registered immediately before the referred agreement or act of commission or omission, has the right to exercise or to determine the exercise of the voting right or other rights associated with the ownership of those shares, securities or rights, or to acquire the direct or indirect economic benefit of those shares, securities or rights. “Transfer(s)”, “Transferred” and other correlated terms, even when written in lower case, shall have meanings consistent with this definition of “(To) Transfer”.

“Arbitral Tribunal” shall have the meaning that is ascribed to it in Section 10.03(a) below.

“Zain’s Total Economic Value” means the Company’s total economic value (enterprise value) implicit in the terms of any Offer Notice, calculated so as to maximize such value, pursuant to the following operations:

(a)
multiplication of the price per share indicated in the Offer Notice for the Offered Shares by the number of issued and outstanding shares of the Company (assuming the subscription or conversion of part of or all the subscription bonds or bonds convertible into shares issued by the Company;

(b)	plus the value of Company’s Net Liabilities; and

(c)	less the value to be received by the Company by virtue of the subscription or conversion of part of or all the subscription bonds or bonds convertible into shares issued by the Company.

SECTION TWO
BOUND SHARES

Section 2.01. Bound Shares. This Agreement binds the exercise of the voting right granted by the shares indicated below (jointly the “Bound Shares”), in accordance with the provisions of Sections Two, Three, Four and Five below:

(a)	all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Company and owned by the Shareholders;

(b)
all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Portfolio Companies and owned by the Parties, by the Company or by the other Portfolio Companies, directly or indirectly;

(c)
all the shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, issued by the Company or by the Portfolio Companies, that are further acquired or subscribed by the Parties or otherwise transferred to the Parties, under any title and at any time, directly or indirectly, including shares issued by the Company or by the Portfolio Companies by virtue of stock split, reverse stock split, payment of dividends in shares, payment in kind of redemption, reimbursement or repurchase, capital reduction, partial wind-up, swap, conversion, consolidation, merger, spin-off or any other type of corporate reorganization, or any other security for the issue or transfer of shares; and

(d)
all the warrants or subscription rights and securities convertible into shares with permanent, restricted or transitory voting right (while this right remains), common or preferred, existing on this date or issued by the Company or by the Portfolio Companies at any time, held by the Parties at any time, directly or indirectly.

Section 2.02. Unbinding of Shares of Brasil Telecom Participações. Through written notice from any of the Parties addressed to the other Parties and to Brasil Telecom Participações, each Party shall have the right to unbind any common and preferred shares issued by Brasil Telecom Participações that are bound to this Agreement, on the condition that those shares are further sold in stock exchange market within thirty (30) days counted as of the receipt by the Company of the interested Party’s request. In case those shares are not sold during this thirty-day term, the shares shall be bound to this Agreement again.

SECTION THREE
EXERCISE OF THE VOTING RIGHT

Section 3.01. Binding of Shareholders in Company’s Resolutions. The Shareholders shall exercise their voting rights in any corporate resolutions and in meetings prior to the corporate resolutions in accordance with the provisions of this Agreement. The Shareholders shall take any necessary measures to ensure the observance of and the compliance with this Agreement and the resolutions made in the Prior Meetings Among Major Shareholders, as defined in Section 3.08 below.

Section 3.02. Binding of the Parties in Portfolio Companies’ Resolutions. The Parties shall exercise their voting rights in any corporate resolutions and in meetings prior to the corporate resolutions of the Portfolio Companies in accordance with the provisions of this Agreement. The Parties shall take any necessary measures to ensure the observance of and the compliance with this Agreement and the resolutions made in the Prior Meetings Among Major Shareholders, as defined in Section 3.08 below.

Section 3.03. Exercise of the Voting Right by the Company and by the Portfolio Companies. The Parties obligate themselves to take all the necessary measures to ensure that the Company and the Portfolio Companies exercise their voting rights in any corporate resolutions of each Portfolio Company in accordance with the provisions of this Agreement. The Parties shall ensure that the Company’s and the Portfolio Companies’ representatives, in the corporate resolutions of the Portfolio Companies, comply with the resolutions made by the Parties in Prior Meetings Among Major Shareholders with respect to the Portfolio Companies.

Section 3.04. Exercise of the Voting Right by Members of the Board of Directors. The Parties obligate themselves to take all the necessary measures to ensure that the members of the board of directors of the Company and of the Portfolio Companies elected by the Parties, by the Company or by the other Portfolio Companies vote in any resolutions of board of directors in accordance with the provisions of this Agreement and comply with the resolutions made by the Parties in Prior Meetings Among Major Shareholders with respect to the Company and to the Portfolio Companies.

Section 3.05. Executive Board’s Activities. (a) The Parties obligate themselves to take all the necessary measures to ensure that the officers that compose the executive board of the Company and of the Portfolio Companies conduct their activities in accordance with the provisions of this Agreement.

(b) Any of the Major Shareholders may call a Prior Meeting Among Major Shareholders to make resolutions on matters that are within the powers of the Company’s or any of the Portfolio Companies’ executive board. The Parties shall ensure that the officers composing the executive board of the Company and of the Portfolio Companies comply with the resolutions made by the Major Shareholders in

Prior Meetings Among Major Shareholders, including the Prior Meetings Among Major Shareholders prior to the executive board’s meetings, when they take place, and that the officers composing the executive board of the Company and of the Portfolio Companies do not approve or take any measures that depend on resolutions to be made in Prior Meeting Among Major Shareholders, including, but not limited to, the Relevant Matters, and that have not been approved in accordance with this Agreement.

Section 3.06. Execution of Statement of Commitment (Termo de Compromisso). The Parties obligate themselves to cause each of the persons indicated by them to the Company’s or to the Portfolio Companies’ board of directors or executive board to execute a statement through which he/she becomes obliged to observe and to comply with the provisions of this Agreement and the resolutions made by the Parties in the Prior Meetings Among Major Shareholders with respect to the Company and the Portfolio Companies.

Section 3.07. Compatibility with the Shareholders’ Agreements. Notwithstanding the binding of the Parties’ voting rights in corporate resolutions and in Prior Meetings under Parallel Shareholders’ Agreements of the Company and of the Portfolio Companies, this Agreement shall neither prevent, nor has the objective of preventing any Party, the Company or the Portfolio Companies from complying with their respective obligations of exercising their voting rights under the following Parallel Shareholders’ Agreements: (i) the Shareholders’ Agreement of Invitel S.A. dated October 30, 1998 and amended on May 4 and May 10, 1999 (the “Invitel’s Shareholders’ Agreement”), (ii) the Vote Agreement of Brasil Telecom Participações S.A., dated September 16, 2003, and (iii) the Shareholders’ Agreement of Solpart Participações S.A., dated July 19, 1998 and amended and restated on August 27, 2002, only to the extent that, in each case, the compliance with this Agreement would necessarily conflict with the obligations of such Party, of the Company or of the Portfolio Company under the respective Parallel Shareholders’ Agreement (the “Parallel Shareholders’ Agreements”).

Section 3.08. Decision by Consensus in Prior Meeting Among Major Shareholders. (a) Any and all corporate resolutions to be made in the Company’s or in the Portfolio Companies’ [shareholders’] general meetings or meetings of the board of directors shall be preceded by a prior meeting (the “Prior Meeting Among Major Shareholders”) in which the Major Shareholders shall make a decision by consensus with regard to the matter under analysis, including with regard to any Relevant Matter, as defined in Section 3.13 below, regardless of whether such Relevant Matter lies within the powers of the executive board, the board of directors or the general meeting of the Company or of the Portfolio Companies.

(b) In case the Company’s or any of the Portfolio Companies’ general meeting or board of directors’ meeting must be preceded by a prior meeting pursuant to the terms of another shareholders’ agreement of the Company or of such Portfolio Company (a “Prior Meeting Under Parallel Agreement”) to which the Shareholders, the Parties, the Company or the Portfolio Companies are a contracting party, the

Major Shareholders shall hold a Prior Meeting Among Major Shareholders in accordance with this Agreement in order to decide by consensus about the vote to be cast by the Shareholder, the Party, the Company or the Portfolio Company in the respective Prior Meeting Under Parallel Agreement.

(c) The Prior Meeting Among Major Shareholders relating to a corporate resolution of any Portfolio Company controlled by the Company or by other Portfolio Companies (a “Controlled Portfolio Company”) shall not be required when the Major Shareholders have already made a resolution on the same matter in a Prior Meeting Among Major Shareholders held in preparation for any general meeting, board of directors’ or executive board’s meeting or Prior Meeting Under Parallel Agreement of the Company or of the Portfolio Companies that control the Controlled Portfolio Company.

(d) If any Major Shareholder abstains from voting any matters of the day’s agenda of the Prior Meeting Among Major Shareholders, the decision about the matter by consensus shall fall on the other Major Shareholders present at the meeting. In case there is only one Major Shareholder present, its vote shall prevail for the purposes of this Section 3.08.

(e) The Onshore Fund and the Joint Venturers shall regulate in a separate vote agreement the exercise of the voting right of the Onshore Fund in the Prior Meeting Among Major Shareholders.

Section 3.09. Vote in Block Bound to the Resolutions Made in Prior Meeting Among Major Shareholders. (a) The Parties, the Parties’, the Company’s and the Portfolio Companies’ representatives in shareholders’ general meetings of the Company and of the Portfolio Companies, the members of the boards of directors and of the executive boards of the Company and of the Portfolio Companies, the representatives in Prior Meetings Under Parallel Agreements of the Company and of the Portfolio Companies, and the other managers and representatives of the Parties before the Company and the Portfolio Companies, shall necessarily vote in block and in accordance with the resolutions made in Prior Meeting Among Major Shareholders, so as to comply with the provisions of this Agreement.

(b) The officers and members of the board of directors of the Company or of the Portfolio Companies elected by indication of the Parties or of the Company shall seek to cause the management bodies of which they are members to decide in accordance with the resolutions of the Shareholders in Prior Meeting Among Major Shareholders.

(c) The Company’s and the Portfolio Companies’ officers and members of the board of directors shall not take any measure that is inconsistent with or contradictory to the resolutions made in Prior Meeting Among Major Shareholders.

(d) The Joint Venturers expressly agree that the resolutions made in Prior Meeting Among Major Shareholders shall bind those Joint Venturers, notwithstanding the

Joint Venturers not having voting right in Prior Meetings Among Major Shareholders, subject to the provisions of Section 3.08(e) .

Section 3.10. Controversial or Non-Decided Matters. (a) In case the Major Shareholders (i) do not decide to definitely approve or reject by consensus any matter submitted to the Prior Meeting Among Major Shareholders (a “Controversial Matter”), or (ii) do not validly hold or conclude a Prior Meeting Among Shareholders to make a resolution by consensus on any matter that requires a Prior Meeting Among Major Shareholders in accordance with the present Agreement (a “Non-Decided Matter”), the representatives of the Parties, of the Company and of the Portfolio Companies in general shareholders’ meetings of the Company and of the Portfolio Companies, and the officers and members of the board of directors of the Company and of the Portfolio Companies shall remove such Controversial Matter or Non-Decided Matter from the agenda and shall suspend the shareholders’ general meeting, meeting of the executive board or meeting of the board of directors that should analyze such Controversial Matter or Non-Decided Matter, or if is it not possible to suspend the shareholders’ general meeting, meeting of the executive board or meeting of the board of directors, they shall vote in the shareholders’ general meeting, meeting of the executive or meeting of the board of directors in order to reject any decision or resolution on the Controversial Matter or Non-Decided Matter. In the event that the Controversial Matter or the Non-Decided Matter lies within the powers of the executive board, then the executive board shall abstain from taking any decision that has not been previously approved in Prior Meeting Among Major Shareholders in accordance with the present Agreement.

(b) Within five (5) days after the holding of a Prior Meeting Among Major Shareholders in which any Controversial Matter has arisen, high-rank representatives of each Major Shareholder shall meet to initiate good faith negotiations with the objective of amicably resolving the disagreement about the Controversial Matter. In case the dissension on the Controversial Matter persists, the Parties shall reject the Controversial Matter, or, if there is a legal obligation of making a resolution on the Controversial Matter, the Parties shall submit the Controversial Matter to the arbitration procedure for resolution by equity.

Section 3.11. Procedures for Prior Meetings. (a) the Prior Meetings shall be called by any Major Shareholder through written notice given to the other Major Shareholders, necessarily with a copy to the Joint Venturers, at least five (5) days before the date and time proposed for the holding of the Prior Meeting Among Major Shareholders, and subject to the procedures described below.

(b) The Prior Meeting Among Major Shareholders shall take place at least two (2) days before the date expected for the holding of the shareholders’ general meeting, meeting of the board of directors, meeting of the executive board or Prior Meeting Under Parallel Agreement in which the matter is to be analyzed. The presence of all the Major Shareholders shall validate any Prior Meeting Among Major Shareholders held in a term shorter than the two-day prior term established in this Section 3.11. (b), except if any Major Shareholder is present and claims the observance of such two-

day prior term. The absence of any of the Major Shareholders shall not invalidate the Prior Meeting Among Major Shareholders duly called.

(c) In case the meeting of the board of directors, meeting of the executive board or the Prior Meeting Under Parallel Agreement is called in a matter of urgency, the two-day prior term shall be reduced to the longest possible prior term, no shorter than five (5) hours before the meeting of the board of directors, of the executive board or of the Prior Meeting Under Parallel Agreement.

(d) The Prior Meeting Among Major Shareholders shall take place at the Company’s headquarters or, alternatively, in another place that is indicated in the call notice for the Prior Meeting Among Major Shareholders, on the condition that the other Major Shareholders do not raise any objection against such alternative place. If any of the Major Shareholders raises an objection against the alternative place indicated in the call notice, the call notice shall be rendered ineffective, a new call for the Prior Meeting Among Major Shareholders being required.

(e) The Parties shall receive, together with the notice provided for in letter (a) above, the day’s agenda for the Prior Meeting Among Major Shareholders (that shall encompass, at least, all of the matters included in the day’s agenda of the corporate resolution or relevant Prior Meeting Under Parallel Agreement) and the necessary documents for the resolutions to be made on the matter to be analyzed.

(f) Minutes of the Prior Meetings shall be drafted in summary form, pursuant to the first paragraph of article 130 of the Corporations Law. From the minutes of the Prior Meeting Among Major Shareholders, it shall be derived the vote instruction that shall be binding on the Parties, the representatives in the Company’s and the Portfolio Companies’ shareholders’ general meetings, the members of the boards of directors and the officers of the Company and of the Portfolio Companies elected by indication of the Parties, of the Company or of the Portfolio Companies, the representatives of the Parties, of the Company and of the [Portfolio] Companies in prior meetings under any Parallel Shareholders’ Agreements of the Company and of the Portfolio Companies and the other managers and representatives of the Parties before the Company and the Portfolio Companies.

(g) The Major Shareholders in any Prior Meeting Among Major Shareholders, as well as the Parties and their representatives in the meetings of the board of directors and in the meetings of the executive board of the Company or of the Portfolio Companies, may be accompanied by attorneys and consultants, unless otherwise provided by law.

(h) The Major Shareholders shall alternate between themselves for the indication of the president and of the secretary of each Prior Meeting Among Major Shareholders.

Section 3.12. Presence of Shareholders; Absence of Shareholders. Only the Major Shareholders may participate in the Prior Meetings Among the Major Shareholders, without prejudice to the provisions of Section 3.11. (g) above. The absence of any

Major Shareholder from the Prior Meeting Among Major Shareholders regularly called to deal with a certain matter shall not prevent the institution of the Prior Meeting Among Shareholders and the resolution on the matters included in the day’s agenda, even if there is only one Major Shareholder present.

Section 3.13. Relevant Matters. The following matters shall depend on the Major Shareholders’ approval by consensus in Prior Meeting Among Major Shareholders, notwithstanding there existing no legal provisions or bylaws’ provisions requiring the approval of those matters by shareholders’ general meeting or by board of directors’ meeting (without prejudice to the requirement of prior approval in Prior Meeting Among Major Shareholder of any other resolutions to be made at the shareholders’ general meetings and in the meetings of the board of directors of the Company or the Portfolio Companies by virtue of legal provisions or bylaws’ provisions):

(a)	the admission of the Company (or the Portfolio Company, as the case may be) to stock exchanges or to similar trading systems in Brazil and abroad;

(b)
the Company’s annual budget (or the Portfolio Company’s, as the case may be), the goals plan and business strategies projected for the budget term and, the complementary social security (pension funds) policy;

(c)
any business or transaction between, on one side, the Company (or the Portfolio Company, as the case may be) and, on the other side, its shareholder, controlling persons, controlled persons, Affiliates or associated persons of a shareholder;

(d)	granting third parties fide-jussio guaranty or real security that exceed one per cent (1%) of the Company’s (or the Portfolio Company’s, as the case may be) shareholders’ equity ;

(e)	trading with shares issued by the Company (or the Portfolio Company, as the case may be) for the purpose of cancellation or of maintenance in treasury and their respective sale;

(f)
acquisition of assets destined to permanent assets or sale of or constitution of liens on assets that compose the permanent assets, provided that the value of the assets is greater than one per cent (1%) of the Company’s (or the Portfolio Company’s, as the case may be) shareholders’ equity;

(g)	waiver of Company’s (or the Portfolio Company’s, as the case may be) rights;

(h)	acquisition or sale of interests in other companies or formation of syndicate or joint venture by the Company (or Portfolio Company, as the case may be);

(i)
execution of agreements by the Company (or Portfolio Company, as the case may be) of any nature, in an amount greater than ten million reais (R$ 10,000,000.00) and/or with term is longer than twelve (12) months;

(j)
execution, amendment, suspension, termination, rescission, or any other form of dissolution of a shareholders’ agreement, trust, or any kind of fiduciary deal that the Company (or the Portfolio Company, as the case may be) is a party to or the waiver of rights deriving therefrom;

(k)	definition of the technological standard of Company’s (or the Portfolio Company’s, as the case may be) telecommunications networks;

(l)	definition of Company’s (or the Portfolio Company’s, as the case may be) policies in connection with hiring and compensation of managers and employees; and

(m)	appointment, replacement or removal of members of any board bodies and the filling of any management position in pension funds sponsored by the Company or by the Portfolio Companies.

Section 3.14. Invalidity of Vote in Disagreement. (a) any Party or member of the board of directors or of the executive board may request to the president of the Prior Meeting Under Parallel Agreement, the shareholders’ general meeting, the meeting of the board of directors or the meeting of the executive board of the Company or of the Portfolio Companies to declare the invalidity of the vote cast in disagreement with the established in Prior Meeting Among Major Shareholders or in disagreement with this Agreement, pursuant to the provisions of article 118 of the Corporations Law, without prejudice to the legal duty of the president of the Prior Meeting Under Parallel Agreement, the shareholders’ general meeting, the meeting of the board of directors, and the meeting of the executive board of the Company or the Portfolio Companies of acting ex officio to disregard the vote cast in violation to the present Agreement.

(b) Any Party may request to the President of the Prior Meeting Among Major Shareholders to declare the invalidity of the vote cast by the Onshore Fund in disagreement with the established in the vote agreement among the Onshore Fund and the Joint Venturers provided for in Section 3.08. (e) above, pursuant to article 118 of the Corporations Law, without prejudice to the President of the Prior Meeting Among Major Shareholders’ legal duty of acting ex officio.

Section 3.15. Absence or Abstention. The absence from the general meeting or from the meetings of the Company’s or the Portfolio Companies’ management bodies, as well as the abstentions from voting, of any Party or of the board of directors’ or executive board’s members elected or indicated, directly or indirectly, by the Parties pursuant to this Agreement, grant the other Parties the right to vote with the Shares owned by the absent or abstaining Party and, in the case of member of the management bodies, through the manager elected or indicated directly or indirectly with the votes of the harmed Party, pursuant to article 118 of the Corporations Law.

Section 3.16. Mandate. For the purposes of article 118 of the Corporations Law, each Party grants the other Parties irrevocable mandate, pursuant to article 684 of the Civil Code, whose term shall coincide with this Agreement’s term, for the exercise of the Binding Shares’ voting rights, in any Company’s or Portfolio Companies’ shareholders’ general meetings, with the exclusive objective of complying with the vote instruction resulting from the Prior Meeting Among Major Shareholders, if any of the Parties is absent or abstains from voting, or if the President of the general meeting disregards the vote cast in disagreement with the established in the Prior Meeting Among Major Shareholders or in disagreement with this Agreement.

Section 3.17. Onshore Fund’s Management Change Resulting from Litigation. (a) In case of any Onshore Fund’s Management Change Resulting from Litigation, (i) the Joint Venturers may exercise, immediately after the occurrence of an Onshore Fund’s Management Change Resulting from Litigation, regardless of notice or of the practice of any act, their voting rights in any corporate resolutions and meetings prior to the corporate resolutions of the Portfolio Companies, regardless of the provisions of this Agreement and of the resolutions made in Prior Meetings Among Major Shareholders, without any limitations, and (ii) the Parties shall be released from their obligations set forth in Section 5.01. below and may request the institution of the fiscal council in the Company and in the Portfolio Companies.

(b) The effects of the of the provisions of item (a) of this Section 3.17 shall cease when the Management Change Resulting from Litigation ceases by (i) the restoration of the state prior to the Management Change Resulting From Litigation, with the reinstitution of the administrator or manager who had been removed, replaced or changed or had had its appointment invalidated by virtue of the Management Change Resulting from Litigation; or (ii) the confirmation or validation of the removal, replacement, invalidation of the appointment or change of the administrator or manager of the Onshore Fund caused by the Management Change Resulting from Litigation, through a resolution made in quotaholders’ general meeting regularly called, instituted and conducted, in which holders of sixty-six per cent (66%) of the quotas issued by the Onshore Fund vote to approve such removal, replacement, invalidation of the appointment or change of the administrator or manager of the Onshore Fund caused by the Management Change Resulting from Litigation. If a new Management Change Resulting from Litigation occurs, the provisions of item (a) of this Section 3.17 shall again apply, pursuant to the terms of this Agreement.

SECTION FOUR
BOARD OF DIRECTORS AND EXECUTIVE BOARD

Section 4.01. Composition of the Board of Directors. Regardless of the number of individuals that each Shareholder or Party is entitled to elect for the board of directors of the Company or of any of the Portfolio Companies through the exercise of the voting right granted by the Bound Shares or based on the Parallel Shareholders’ Agreements, the Parties agree that, on one side, the Offshore Fund and its assignees while remaining as Major Shareholders shall indicate fifty per cent (50%) and that, on the other side, the Onshore Fund and its assignees, while remaining as Major Shareholders, and the Joint Venturers, shall indicate fifty per cent (50%) of the number of members of the board of directors that:

(a)	as far as the Company is concerned, the Shareholders would be entitled to elect, casting their votes in block; and

(b)	as far as the Portfolio Companies are concerned, the Parties, the Company and the other Portfolio Companies would be entitled to elect, individually or jointly.

Section 4.02. Increase in the Number of Members of the Board of Directors, Indivisible Number of Members to be Elected. If it is necessary in order to ensure that the Offshore Fund and the Onshore Fund may indicate the proportion they are entitled to indicate pursuant to Section 4.01. above, of the board of directors’ members elected by the Parties, by the Company or by the Portfolio Companies, individually or jointly, the number of members of the board of directors shall be increased so as to allow for such indication by the Offshore Fund and by the Onshore Fund. If it is not possible to increase the number of members of the board and to allow for the election of the representatives of the Offshore Fund and the Onshore Fund in the proportion established in Section 4.01 above for the referred board, the Offshore Fund and the Onshore Fund shall alternate their indications so as to, at each election of board’s members, the Major Shareholder that indicates the chairman of the referred board shall have one less representative than the other Major Shareholder, subject to the provisions of Section 4.04. below.

Section 4.03. Conciliation with Parallel Shareholder’s Agreements. (a) In case any of the Parties is on this date a party to any of the Parallel Shareholders’ Agreements, vote agreements or any other agreement that regulates the indication and the election, by such Party, of members of the Company’s or the Portfolio Companies’ board of directors, that Party commits itself to indicate the members to which it is entitled in compliance with the provisions of this Agreement, so as to preserve the proportion established in Section 4.01. above in the Company’s and the Portfolio Companies’ boards of directors.

(b) The Parties shall exercise their rights under Section One of the Invitel S.A.’s Shareholders’ Agreement, so as to guarantee the proportion established in Section 4.01 above in the Company’s and the Portfolio Companies’ boards of directors, and shall indicate as their representatives in the Company’s and the Portfolio Companies’ boards of directors, for the purposes of Invitel’s Shareholders Agreement, the persons that are designated by the Major Shareholders, to the extent that such indication is necessary in order to guarantee the proportion established in Section 4.01 above in the Company’s and the Portfolio Companies’ boards of directors.

Section 4.04. Board’s Chairman and Vice-chairman and the President of the General Meeting. (a) The Major Shareholders shall alternate between themselves in the indication of the chairman and vice-chairman of the Company’s and the Portfolio Companies’ boards of directors, to be made in every ordinary general meeting. After any Assignment of the Shares of the Offshore Fund, the Onshore Fund, while remaining as Major Shareholder, shall then have the right to elect the chairman of the Company’s and the Portfolio Company’s board of directors, and the Offshore Fund’s assignee, while remaining as Major Shareholder, shall then have the right to elect the vice-chairman of the Company’s and the Portfolio Companies’ board of directors. If the Onshore Fund loses its status of Major Shareholder, the Offshore Fund, while remaining as Major Shareholder, shall then have the right to elect the chairman of the Company’s and the Portfolio Companies’ board of directors and the other Major

Shareholders shall have the right to elect the vice-chairman of the Company’s and the Portfolio Companies’ board of directors.

(b) The president of any shareholders’ general meeting of the Company or of the Portfolio Companies shall be the chairman of the Company’s or of such Portfolio Company’s board of directors, or shall be indicated by the representative of the Shareholder that has elected the Chairman of the Company’s or such Portfolio Company’s board, unless otherwise provided for by the bylaws of the Company or of the Portfolio Companies. The Parties shall make their best efforts in order to amend any bylaws of the Company or of the Portfolio Companies that provides otherwise with respect to the election of the president of the shareholders’ general meeting, in order to designate the chairman of the board of directors as the president of the shareholders’ general meeting.

Section 4.05. Fiduciary Assignment of Shares to the Members of the Board of Directors. (a) The shares owned by each member of the Company’s and the Portfolio Companies’ board of directors shall be assigned in fiduciary deal by the Parties, by the Company, or by the Portfolio Companies to the respective members they indicate. The Parties commit themselves to enter into a fiduciary deal instrument or to cause a fiduciary deal instrument to be entered into with the board members, through which the latter shall have the obligation of: (i) holding the shares exclusively for the exercise of such duty; (ii) exercising the voting rights in compliance with the obligations of the Parties provided for in this Agreement; and (iii) immediately after the end of their respective offices, assigning their shares to the Party that has indicated them.

(b) Each member of the Company’s board of directors that receives or intends to receive Shares through a fiduciary deal pursuant to this Section 4.05. shall be deemed a Permitted Assignee for the purposes of Section 6.01. below.

Section 4.06. Removal of Board Members and Officers. (a) Any Party may request (the “Requesting Party”), through written notice, the removal of a member of the Company’s or of the Portfolio Companies’ board of directors that has been elected by indication of the Requesting Party, at any time and at the sole discretion of the Requesting Party, and the other Parties oblige themselves to (i) effect the removal of the board member indicated by the Requesting Party within thirty (30) days counted as of the date of receipt of the notice given by the Requesting Party, and (ii) replace the removed board member with another individual indicated by the Requesting Party through notice given before the Prior Meeting Among Major Shareholders that is called to elect the substitute for the removed board member. If the removal of the board member indicated by the Requesting Party results in the removal of all the members of the board of directors pursuant to the provisions of article 141, third paragraph, of the Corporations Law, the Parties shall call a shareholders’ general meeting to elect new board members.

(b) Any Requesting Party may request through written notice the removal of any member of the Company’s or the Portfolio Companies’ board of directors, at any time, on the condition that the Requesting Party shows Just Cause for such removal and the other Parties oblige themselves to (a) effect the removal of the board member specified by the Requesting Party within thirty (30) days counted as of the date of receipt of the well-grounded notice given by the Requesting Party, and (ii) replace the referred board member with another individual indicated by the Party that had indicated the member of the board of directors that must be replaced, through notice given before the Prior Meeting Among Major Shareholders that is called to elect the substitute for the removed member.

(c) Any Requesting Party may request through written notice the removal of a member of the Company’s or the Portfolio Companies’ executive board, on the condition that the Requesting Party shows Just Cause for such removal, and the other Parties oblige themselves to effect the removal of the member of the executive board and to replace the removed member of the executive board with another individual chosen by consensus among the Major Shareholders.

Section 4.07. Professional Management. The Parties agree that the executive board of Brasil Telecom Participações and of the Portfolio Companies controlled by Brasil Telecom Participações shall be composed by managers not related to the Parties, of unimpeachable reputation and of recognized professional experience, except with the consent of all the Parties, and that the Portfolio Companies shall be managed in order to maximize the value of the Shareholders’ and the other Parties’ investments.

SECTION FIVE
COMPOSITION OF THE FISCAL COUNCIL

Section 5.01. Vote Agreement for the Abstention from Request of Institution of the Fiscal Council. The Parties commit to abstain from requesting the institution of a fiscal council in the Company and in the Portfolio Companies, except for Brasil Telecom Participações and Brasil Telecom S.A.. Such obligation of abstaining from requesting the institution of the fiscal council shall not be enforceable after the occurrence of a Management Change Resulting From Litigation of the Onshore Fund, pursuant to Section 3.17 above.

Section 5.02. Composition of the Fiscal Council. In case the institution of the fiscal council in the Company or in any of the Portfolio Companies is validly requested by any third party, regardless of the number of individuals that each Shareholder or Party is entitled to elect to the fiscal council of the Company or of such Portfolio Company, the Parties agree that, on one side, the Offshore Fund and its assignees, while remaining as Major Shareholders, shall indicate fifty per cent (50%) and that, on the other side, the Onshore Fund, its assignees, while remaining as Major Shareholders, and the Joint Venturers, shall indicate fifty per cent (50%) of the number of members of the fiscal council that the Parties, the Company or the Portfolio Companies, individually or jointly, would be entitled to elect.

Section 5.03. Increase in the Number of Members of the Fiscal Council, Indivisible Number of Members to be Elected. If it is necessary in order to ensure that each Major Shareholder may indicate the proportion it is entitled to indicate pursuant to Section 5.02. above, of the fiscal council’s members elected by the Parties or by the Company, individually or jointly, the number of members of the fiscal council shall be increased so as to allow for such indication by each Major Shareholder, subject to the provisions of the Corporations Law related to the election of members of the fiscal council by minority and preferred shareholders. If it is not possible to increase the number of members of the board and to allow for the election of the representatives of the Offshore Fund and its assignees, on one side, and the Onshore Fund, its assignees and the Joint Venturers, on the other side, in the proportion established in Section 5.02 above for the referred board, the Offshore Fund and its assignees, on one side, and the Onshore Fund, its assignees and the Joint Venturers, on the other side, shall alternate their indications so as to, at each election of board’s members, a distinct Major Shareholder has a greater number of representatives than the other Major Shareholder.

SECTION SIX
TAG-ALONG RIGHT AND RIGHT OF FIRST REFUSAL

Section 6.01. Tag-Along Right and Right of First Refusal. (a) Any Shareholder willing to Transfer, directly or indirectly, in any way, its Shares (the “Offering Shareholder”) to a Person that is not a Permitted Assignee of the Offering Shareholder (the “Potential Purchaser”) may only transfer its Shares after the opportunity for the exercise of the tag-along right and the right of first refusal established in this Agreement is ensured, for this purpose the procedures described in Sections 6.02. to 6.11. below and the provisions of the Invitel’s Shareholders’ Agreements.

(b) No Shareholder may directly or indirectly Transfer its Shares to any Person that is an Affiliate of the Shareholder, except if such Affiliate also qualifies as a Shareholder’s Permitted Assignee.

Section 6.02. Offer Notice. (a) The Offering Shareholder willing to Transfer, in any way, its Shares (“Offered Shares”), shall previously notify in writing (the “Offer Notice”) the other Shareholders (each of them, the “Offered Shareholder”), the Joint Venturers and the Investor with Tag-Along Right, specifying the following:

(i) the number, class and type of the Offered Shares, which shall compulsorily represent the totality of the Shares held by such Shareholder and by its Permitted Assignees;

(ii) the terms, the price and the other conditions, including the payment condition, that must necessarily be made in cash or, subject to the provisions of this Agreement, in shares traded in the stock exchange whose daily average traded volume during the immediately preceding ninety-day period has exceeded one hundred million Reais (R$ 100,000,000.00) (“Liquid Shares”);

(iii) the complete identification data of the Potential Purchaser, its main activity and, if it is a legal entity or any company or investment fund, the composition of its capital and the information pertaining to the guaranties of payment of the price of the Offered Shares; and

(iv) copy of the proposal made by the Potential Purchaser to the Offering Shareholder, which must contain its unconditional and irrevocable commitment to (i) acquire the Shares and the shares issued by Invitel from any Offered Shareholders, Joint Venturers or Investor with Tag-Along Right that exercise their tag-along rights, and (ii) to adhere to this Agreement, pursuant to Section 6.11 below, obliging itself to fully comply with it.

(b) If one or more Offering Shareholders wish to transfer its/their respective Offered Shares in a single block to the same Potential Purchaser, such Offering Shareholders may give one single Offer Notice with regard to the joint transfer, and the right of first refusal and the tag-along right of the other Shareholders, Joint Venturers and Investor with Tag-Along Right may only be exercised with respect to the aggregate of the Offered Shares of both Offering Shareholders.

Section 6.03. Firm Proposal. The Offer Notice shall constitute a firm proposal of sale by the Offering Shareholder of the Offered Shares addressed to the Offered Shareholders under the conditions offered by the Potential Purchaser.

Section 6.04. Option between Tag-Along Sale and Acquisition with Right of First Refusal under Equal Conditions. (a) Each Offered Shareholder shall have the option of exercising (i) the right to sell all the Shares, all the shares issued by Invitel held by the Offered Shareholder, jointly with the Offering Shareholder and under the same conditions indicated in the Offer Notice, subject to the price adjustments described in Section 6.05(c), or (ii) the right of first refusal to acquire the totality of the Offered Shares under the same conditions indicated in the Offer Notice, without prejudice to the compliance with the rules and terms established in this Agreement.

(b) Each Joint Venturer shall have the right to sell totality of the shares issued by Invitel held by the Joint Venturer, jointly with the Offering Shareholder under the same conditions indicated in the Offer Notice, subject to the price adjustments described in Section 6.05(c) .

(c) The Investor with Tag-Along Right shall have the right to sell the totality of the shares issued by Invitel held by the Investor with Tag-Along Right, jointly with the Offering Shareholder under the same conditions indicated in the Offer Notice, subject to the price adjustments described in Section 6.05(c), provided that, however, the Investor with Tag-Along Right may only exercise its tag-along right by the time all the Joint Venturers also exercise their tag-along rights in connection with the shares issued by Invitel with respect to the same Offer Notice.

(d) No Offered Shareholder may exercise its right of first refusal after having exercised its tag-along right and no Offered Shareholder may exercise its tag-along right after having exercised its right of first refusal.

(e) If more than one Offered Shareholder exercises its right of first refusal, each Offered Shareholder that has exercised its right of first refusal shall have the right to acquire the portion of the Offered Shares that is proportional to the interest of the Offered Shareholder in the shares issued by the Company, subject to the provisions of Section 6.06(a) below.

(f) If the Potential Purchaser is a Shareholder and any of the Offered Shareholders exercise their right of first refusal, the Potential Purchaser and each Offered Shareholder that has exercised the right of first refusal shall have the right to acquire a portion of the Offered Shares that is proportional to the interest of the Potential Purchaser and of each Offered Shareholder that has exercised the right of first refusal in the shares issued by the Company.

(g) The Joint Venturers and the Investor with Tag-Along Right shall have no right of first refusal for the acquisition of the Offered Shares, except if the Joint Venturers or the Investor with Tag-Along Right become Shareholders of Zain.

Section 6.05. Exercise of the Tag-Along Right. (a) Any Offered Shareholder, Joint Venturer or Investor with Tag-Along Right willing to exercise its tag-along right shall notify the Offering Shareholder and the other Shareholders within twenty (20) days as of the receipt of the Offer Notice. The notice of the exercise of the tag-along right shall be deemed a firm proposal to sell the totality of the Shares and the shares issued by Invitel of the Offered Shareholder or the shares issued by Invitel of the Joint Venturer or of the Investor with Tag-Along Right, as the case may be (the “Tag-Along Shares”), under the same conditions contained in the Offer Notice.

(b) If the Offshore Fund gives an Offer Notice in which the Potential Purchaser is one or more Joint Venturers or an Associate of any of the Joint Venturers, the other Shareholders, the Joint Venturers and the Investor with Tag-Along Right shall not be able to exercise its tag-along right in connection with the Shares, the shares issued by Invitel with respect to the transfer to the Potential Purchaser.

(c) In order to adjust the price per share applicable to the Offered Shares so as to reflect the implicit evaluation of the shares issued by Invitel, the price per share applicable to the shares issued by Invitel that are the subject of the exercise of the tag-along right of the Joint Venturers and of the Investor with Tag-Along Right shall be equivalent to:

(i) the Total Economic Value of Zain, divided by

(ii) the number of shares issued by Invitel held by Zain.

(d) If the Offer Notice contemplates the payment in Liquid Shares by the Potential Purchaser, the price offered for the Offered Shares shall be determined based on the weighted average price of the Liquid Shares in the last ninety trading sections in the stock exchange in which there has been the greatest traded volume of the Liquid Shares during this same period, prior to the date of the Offer Notice. The Offered Shareholders, Joint Venturers and the Investor with Tag-Along Right shall receive, if they exercise their tag-along rights pursuant to this Agreement, the price of the Offered Shares and of the Tag-Along Shares in cash.

(e) The tag-along right of the Offered Shareholders, of the Joint Venturers and of the Investor with Tag-Along Right may only be exercised with respect to the Shares issued by Zain and to the shares issued by Invitel, excluding the direct interests in Brasil Telecom Participações and Brasil Telecom S.A. held by any of the Parties or its Affiliates.

(f) If the Potential Purchaser is a Shareholder, the Potential Purchaser shall acquire the totality of the shares issued by Invitel owned by the Joint Venturers and by the Investor with Tag-Along Right that have exercised their tag-along rights under this Agreement.

Section 6.06. Exercise of the Right of First Refusal. (a) Any Offered Shareholder willing to exercise its right of first refusal shall notify the Offering Shareholder and the other Shareholders within thirty (30) days as of the receipt of the Offer Notice. The right of first refusal may only be exercised for the acquisition of all, and not less than all, the Offered Shares, and all, and not less than all, the Tag-Along Shares that are shares issued by Zain (the “Tag-Along Zain Shares”), the acquisition of the Tag-Along Shares that are shares issued by Invitel not being required due to the exercise of the right of first refusal.

(b) If the Offer Notice contemplates the payment in Liquid Shares by the Potential Purchaser, the price owed to the Offering Shareholder for the purpose of the exercise of the right of first refusal with respect to the Offered Shares shall be determined based on the weighted average price of the Liquid Shares in the last ninety trading sections in the stock exchange in which there has been the greatest traded volume of the Liquid Shares during this same period, prior to the date of the Offer Notice. The Offered Shareholders that exercise the right of first refusal for the acquisition of the Offered Shares and the Tag-Along Zain Shares shall pay in cash the price owed to the Offering Shareholder and to the other Offered Shareholders, under the same conditions set forth in the Offer Notice.

Section 6.07. Financial Settlement of the Right of First Refusal. (a) Once the right of first refusal is exercised, the sale of the Offered Shares and the sale of the Tag-Along Zain Shares by another Shareholder, if any, shall be accomplished within thirty (30) days after the end of the term for the exercise of the right of first refusal provided for in Section 6.06. above.

(b) On the date the sale of the Offered Shares and of the Tag-Along Zain Shares is effected:

(i) each Offered Shareholder that has exercised the right of first refusal shall pay the price for the Offered Shares and for the Tag-Along Zain Shares upon the delivery by the Offering Shareholder and by the other Offered Shareholders of a proper transfer instrument, and upon the registration of the transfer of the Offered Shares and of the Tag-Along Zain Shares in the Company’s books;

(ii) the Offering Shareholder and the Offered Shareholders that have exercised the tag-along right shall deliver to each Offered Shareholder that has exercised the right of first refusal a valid document guaranteeing that the Offered Shares and the Tag-Along Zain Shares are owned by such Person and are free and clear of any onus and that the transfer of the Offered Shares and of the Tag-Along Zain Shares shall be valid and effective; and

(iii) in the case of Section 6.04(f), the Potential Purchaser and the Offered Shareholders that have exercised the right of first refusal shall acquire the Offered Shares and the Tag-Along Zain Shares in the proportions set forth in Section 6.04(f). In addition, the Potential Purchaser shall acquire all the shares issued by Invitel that are the subject of the exercise of the tag-along right, pursuant to Section 6.05(f).

Section 6.08. Implicit Waiver. Should the Offered Shareholder, the Joint Venturer or of the Investor with Tag-Along Right not pronounce themselves with respect to the offer contained in the Offer Notice within the deadlines established above, that shall be deemed a waiver to the tag-along right and/or to the right of first refusal, Section 9.08 below not being applicable.

Section 6.09. Financial Settlement of Sale to Third Party. Should the Offered Shareholders waive the right of first refusal pursuant to the provisions of Section 6.08 above, or fail to comply with the deadlines, prices and payment conditions agreed upon pursuant to this Section Six, the Offering Shareholder may sell to the Potential Purchaser the totality of the Offered Shares, plus the Tag-Along Shares to be sold by Offered Shareholders, Joint Venturers or Investor with Tag-Along Right, at the price and under the conditions that are identical to the ones agreed upon in the Offer Notice, as long as: (a) such transfer of Offered Shares takes place within the maximum term of sixty (60) days counted as of the last day on which the Offered Shareholder could exercise the right of first refusal set forth in this Section Six; and (b) the transaction is carried out in full compliance with the conditions, including payment and price conditions, contained in the Offer Notice. If the Potential Purchaser does not want to acquire the Tag-Along Shares, the Offering Shareholder shall not be able to sell the Offered Shares to the Potential Purchaser, except in the case of Section 6.05(b) above. Once the aforementioned sixty-day term ends without the transaction being effected and the shares transferred to the Potential Purchaser, the Offering Shareholder shall renew the offer to the Offered Shareholders, to the

Joint Venturers and to the Investor with Tag-Along Right if it still wishes to Transfer its Shares.

Section 6.10. Different Terms and Conditions. The Offering Shareholder may not Transfer its Shares to the Potential Purchaser at a price and under conditions different from those previously agreed upon and contained in the Offer Notice. Any change to the sale conditions indicated in the proposal of the Potential Purchaser, or the expiration of the term without the sale to the Potential Purchaser being completed, shall be deemed a new and different transfer, which may only be effected after a new Offer Notice to the other Shareholders, to the Joint Venturers and to the Investor with Tag-Along Right, pursuant to the terms of this Section Six, so that they may exercise their tag-along right and/or right of first refusal.

Section 6.11. Adhesion of the Third Party Purchaser. If the Offering Shareholder transfers the Offered Shares to the Potential Purchaser pursuant to the terms of this Section Six, such Shares shall remain bound to this Agreement, the transfer of the Offered Shares to the Potential Purchaser being conditioned to its unconditional adhesion to this Agreement, on an irrevocable basis, pursuant to the terms of Section 9.04 below.

Section 6.12. Void Transfer in Violation. Any direct or indirect transfer of Shares or of Subscription Rights effected in violation of the provisions of this Agreement shall be null and void with respect to the Company, to the other Shareholders, and to the Joint Venturers, to the Investor with Tag-Along Right and to third parties, and shall not be registered in the Company’s books. The Shareholder that effects any transfer of Shares or of Subscription Rights in violation of the terms and conditions of this Agreement shall also be held liable for indemnifying the other Shareholders, the Joint Venturers, and the Investor with Tag-Along Right for any and all losses, costs or expenses resulting from the intended transfer. Any Person acquiring the Shares or the Subscription Rights in violation of the provisions of this Agreement shall have no voting right in Prior Meetings Among Major Shareholders and shall be obligated to vote in the Company’s and Portfolio Companies’ corporate resolutions and meetings prior to the corporate resolutions in accordance with the provisions of this Agreement and with the resolutions made in Prior Meeting Among Major Shareholders.

Section 6.13. Prohibition to Transfer and to Create Lien. The Shares and the Subscription Rights shall not be Transferred, sold, transmitted, assigned, burdened, be subject to lien, given as payment, contributed to the capital of another company, donated, swapped, given as usufruct, be subject to fidei-commissum or transferred under any title, or promised to be sold, burdened, given as payment, contributed to the capital of another company, donated, swapped, given as usufruct, in fidei-commissum or transferred under any title for so long as this Agreement is in force, directly or indirectly, without the compliance with the provisions of this section, any legal transaction that violates this provision being null and void, and the managers of the Company shall refuse to register it in the corresponding corporate books, on penalty of his/her personal liability, the maintenance of the binding of the Shares or

Subscription Rights to this Agreement being a condition for the validity and effectiveness of any transfer of those Shares or Subscription Rights.

Section 6.14. Indirect Transfers. In case of direct or indirect separation of the Shares of a Shareholder in a new company or investment fund (the “New Shareholder”) in such a way that this investment becomes the sole, the main, the preponderant or the most relevant investment of such New Shareholder, the direct or indirect transfer of the control of such New Shareholder, whether through sale or indirect transfer, including through contribution to the capital of another company, consolidation, reverse stock split, merger or spin-off, or any other similar transaction, shall be treated as a sale of the Shares held by the New Shareholder at the price established for the purchase of the control of the New Shareholder and shall be subject to the provisions of this Agreement. In this case, on penalty of the provisions of Sections 6.12 and 6.13 above, an opportunity for the exercise of the tag-along right of the other Shareholders, the Joint Venturers and the Investor with Tag-Along Right and of the right of first refusal of the other Shareholders with respect to the Shares shall be ensured, except in the case of transfer to a Permitted Assignee of the original Shareholder. The New Shareholder shall prove, with sufficient documents and data, the offer price for the indirect transfer of the Shares and its method of assessment, including, among other data, all the information relating to the verification of the evaluation of the Company implicit in the value offered for the shares issued by the New Shareholder. The Consenting Intervenient Party, as the sole limited partner of the Offshore Fund, commits itself to comply with the provisions of this Section 6.14 and of Section 7.02(b) below, not undertaking any other obligations under this Agreement.

Section 6.15. Subscription Rights and Treasury Shares. The provisions of this Section Six shall also apply to the transfer of Subscription Rights by any of the Parties or to the sale of treasury Shares by the Company.

SECTION SEVEN
EFFECTIVENESS CONDITION AND TERM

Section 7.01. Effectiveness Condition. (a) The Parties acknowledge that the Onshore Fund and Previ are challenging the existence and validity of the Challenged Agreement in court and that the Challenged Agreement intends to bind the voting rights of the Onshore Fund granted by the shares issued by the Company and to rule the right of first refusal regarding the acquisition of the shares issued by Zain.

(b) In view of such restrictions on the voting right of the Onshore Fund and of the provisions of the Challenged Agreement relating to the right of first refusal, the Parties agree to suspend the effects of the provisions of this Agreement in connection with the exercise of the voting right and of the right of first refusal for the acquisition of Shares (the “Conditioned Provisions”) until the effectiveness of the Challenged Agreement is suspended, so that (i) the effectiveness of the provisions of Sections Three, Four and Five of this Agreement is subject to the fulfillment of the suspensive condition (the “Effectiveness Condition”) described in item (d)(i) below, and (ii) the effectiveness of the provisions relating to the rights of first refusal of the Shareholders for the acquisition of the Shares provided for in Section Six and other Sections of this Agreement is subject to the fulfillment of the Effectiveness Condition described in item (d) (ii) below.

(c) Except for the Conditioned Provisions, all the other provisions of this Agreement, including the provisions relating to the tag-along rights, shall be in force and effective as of the date of this Agreement.

(d) The Effectiveness Condition referring (i) to Sections Three, Four and Five is that the provisions relating to the voting right under the Challenged Agreement are invalidated, declared void, nullified, suspended, amended, terminated, cancelled or otherwise have their effectiveness suspended or eliminated as a result of a court decision or arbitration award or as a result of a settlement among the interested parties, including as a result of any provisional remedy, preliminary injunction or other court decision or arbitration award that is not final and is still subject to appeal, except that, if such provisional remedy, preliminary injunction or other court decision or arbitration award that is not final and is still subject to appeal is reversed by a further decision, the effectiveness of the Conditioned Provisions shall be again suspended until the Effectiveness Condition is again fulfilled; and (ii) to the provisions of Section Six and of the other Sections of this Agreement that provide for rights of first refusal of the Shareholders for the acquisition of the Shares is that the provisions relating to the right of first refusal under the Challenged Agreement are invalidated, declared void, nullified, suspended, amended, terminated, cancelled or otherwise have its effectiveness suspended or eliminated as a result of a court decision or arbitration award or as a result of a settlement among the interested parties, including as a result of any provisional remedy, preliminary injunction or other court decision or arbitration award that is not final and is still subject to appeal, except that, if such provisional remedy, preliminary injunction or other court decision or arbitration award that is not final and is still subject to appeal is reversed by a further decision, the effectiveness of the Conditioned Provisions shall be again suspended until the Effectiveness Condition is again fulfilled.

(e) NO PROVISION IN THIS AGREEMENT SHALL HAVE THE EFFECT OF VALIDATING THE CHALLENGED AGREEMENT, WHICH IS THE SUBJECT-MATTER OF A LEGAL LAWSUIT INVOLVING THE PARTIES. THE PARTIES RESERVE THE RIGHT TO CHALLENGE AND CONTINUE TO CHALLENGE THE EXISTENCE AND THE VALIDITY OF THE CHALLENGED AGREEMENT.

Section 7.02. Condition Relating to the Registration of the Replacement of the International General Partner. (a) The Parties agree that this Agreement shall only be binding upon and effective with respect to the Offshore Fund after the registration with the Registrar of Exempted Limited Partnerships of the Cayman Islands of the replacement, as general partner of the Offshore Fund, of the International General Partner with the New General Partner, as required by Section 10(2) of the Exempted

Limited Partnership Law (2003 Revision) of the Cayman Islands as a condition for the effectiveness of such replacement.

(b) The Consenting Intervenient Party commits itself to make its best efforts to effect the replacement of the International General Partner with the New General Partner, as general partner of the Offshore Fund, as soon as possible, including through the filing of lawsuits or other judicial measures before the appropriate courts of New York and/or Cayman Islands in order to compel the registration of such replacement of the International General Partner with the New General Partner, as authorized by Section 9(6) of the Exempted Limited Partnership Law (2003 Revision) of the Cayman Islands.

(c) The Offshore Fund shall notify the other Parties by the time all the conditions of Section 7.02(a) above are fulfilled for the full validity and effectiveness of this Agreement with respect to the Offshore Fund.

Section 7.03. Term. This Agreement shall be in force for a fifteen-year term, but its effectiveness shall be early terminated on the date on which there are not at least two Shareholders, including any successors or assignees of Shareholders, each of them holding at least ten per cent (10%) of the common shares issued by the Company.

SECTION EIGHT
REPRESENTATIONS AND WARRANTIES

Section 8.01. Representations and Warranties. Each Party represents and warrants to the other Parties that:

(a) It is duly organized and validly existing under the laws of the country or state where it was incorporated;

(b) It is authorized by all the corporate authorizations, internal or governmental, necessary to validly enter into this Agreement and to undertake and comply with the obligations set forth in this Agreement, except that the New General Partner has no powers to represent the Offshore Fund while the condition established in Section 7.02(a) above is not fulfilled;

(c) The execution of this Agreement and the undertaking of and compliance with the obligations set forth in this Agreement do not constitute and shall not constitute a violation, infringement, event of default or other form of default, and shall not result in the creation of any lien or in the imposition of any penalty, under any agreement, document, commitment, shareholders’ or quotaholders’ agreement, articles of incorporation, bylaws, articles of association or other corporate documents, regulation, order, decision, decree, law, authorization, permission or concession, of which such Party is a contracting party or that sets forth obligations, penalties or limitations to such Party;

(d) It is the owner of its Shares, that are free and clear of any liens, except for the Challenged Agreement (this provision does not constitute an acknowledgement by the Parties of the validity or effectiveness of such document or of its prior versions); and

(e) This Agreement constitutes legal, valid, effective and binding obligations, and the compliance with this Agreement may be required from the Party, in accordance with its terms, except that this Agreement is subject to the conditions set forth in Sections 7.01 and 7.02 above.

Section 8.02. Ratification of the Representations and Warranties. The representations and warranties provided for in Section 8.01 above shall be deemed fully ratified by the Offshore Fund, on an irrevocable basis, on the New General Partner Institution Date.

SECTION NINE
MISCELLANEOUS

Section 9.01. Successors. This Agreement is entered into on an irrevocable basis, obliging the Parties and theirs respective heirs, successors and assignees under any title to comply with this Agreement as established herein. The rights and obligations of the Parties (including the right of first refusal for the acquisition of the Shares and the tag-along right) may not be transferred or assigned in whole or in part, except if specifically provided for in this Agreement or with the prior written consent of the other Parties.

Section 9.02. Notices. (a) All the notices, warnings or communications required, allowed or contemplated pursuant to this Agreement, to be given by any of the Parties to the others, shall be in writing and sent to the addresses indicated in item (b) below or to the addresses that any of the parties may indicate in writing to the others through a notice given pursuant to this Agreement, and delivered in person or by certified mail (with return receipt or equivalent), or by facsimile or telegram with confirmed receipt, or through judicial or notary office means. Any notice, warning or communication delivered through any other way but for the judicial or notary office means shall be deemed immediately received in the case of delivery in person, shall be deemed received forty-eight (48) hours after its mailing, in the case of facsimile, electronic mail or telegram, and shall be deemed received five (5) days after its mailing in the case of certified mail. Any Offer Notice shall be made through certified mail (with return receipt or equivalent) or through judicial or notary office means.

(b) The Parties and the Consenting Intervenient Party shall receive notices at the addresses indicated below:

To the Offshore Fund:
399 Park Avenue, 14th floor
New York City, State of New York
United States of America

To the Consenting Intervenient Party:
399 Park Avenue, 14th floor
New York City, State of New York
United States of America

To the Onshore Fund:
Av. Almirante Barroso, 52, sala 3301
City of Rio de Janeiro
State of Rio de Janeiro

With mandatory copy to
Angra Partners Consultoria Empresarial e Participações Ltda.
Av. Brigadeiro Faria Lima, 2055, 14º andar, cj. 142
City of Sao Paulo
State of Sao Paulo

To Previ:
Praia de Botafogo, 501, 3º e 4º andares
City of Rio de Janeiro
State of Rio de Janeiro

To Funcef:
Setor Comercial Norte, Quadra 2, Bloco A
Edifício Corporate Financial Center, 13º andar
City of Brasilia
Distrito Federal

To Petros:
Rua do Ouvidor, 98, 9º andar
City of Rio de Janeiro
State of Rio de Janeiro

(c) Any changes to the data of any of the Parties indicated in Section 9.02(b) shall be immediately informed to the other Parties hereto through notice given pursuant to the terms of this Section 9.02.

Section 9.03. Registration at the Headquarters. (a) This Agreement and any subsequent amendments hereto may be filed by any of the Parties as per the terms and for the purposes of article 118 of the Corporations Law, at the headquarters of the Company and of the Portfolio Companies, being incumbent on them to watch over its due compliance, to refuse the registration in the corporate books and records of acts or omissions in violation of this Agreement and to immediately inform the Parties of any act or omission that results in a violation of this Agreement. In case of conflict between the provisions of this Agreement and of the Bylaws of the Company or of the Portfolio Companies, this Agreement shall prevail and the respective Bylaws shall be amended.

(b) For the purpose of ensuring the compliance with the obligations undertaken in this Agreement, the Parties agree to impose an onus on the Shares, as per the terms of articles 40 and 118 of the Corporations Law, enforceable against third parties, duly registered in the book of Registration of Nominative Shares of the Company. In the book of the Registration of Nominative Shares of the Company and in the certificates representing the Shares, if any were issued, the following text shall be written: “The Shares represented by this registration (or certificate) are subject to the Shareholders’ Agreement of the Company dated March 9, 2005, filed at the Company’s headquarters, also with regard to the transfer of or creation of liens on the Shares”.

Section 9.04. Assignments and Transfers of Bound Shares. (a) None of the Parties may transfer, assign, create lien on or sell, directly or indirectly, to third parties, under any title whatsoever, including through succession, any of the Bound Shares, unless, cumulatively (i) such transfer, assignment, creation of lien or sale is carried out in accordance with the provisions of this Agreement, and (ii) the assignee or the successor of such Party adheres to the terms of this Agreement and undertakes the obligation of complying with it under the same conditions applicable to the assigning Party.

(b) In case of liquidation of the Offshore Fund or the Onshore Fund while this Agreement is still in force, the Shares transferred to the respective quotaholders shall remain burdened pursuant to the terms of this Agreement.

(c) The transfer of Shares resulting from the liquidation of the Offshore Fund or of the Onshore Fund shall be subject to the provisions of Section 6.01 relating to the right of first refusal and to the tag-along right of the other Shareholders, provided that the right of first refusal may be exercised by the other Shareholders over the totality of the Shares or over one or more blocks of Shares that would be transferred to the quotaholders. The right of first refusal shall be exercised at the appropriate moment during the course of the liquidation procedure provided for in the bylaws of the Offshore Fund or of the Onshore Fund. The transfer price of the Shares in any liquidation shall be determined, for the purpose of the exercise of the right of first refusal, (i) by the highest price offered in a sale procedure in stock exchange or in an organized over-the-counter market, or, (ii) in case there is no offer or in the case of private deal, by the price determined in an evaluation by an institution specializing in an financial-economic evaluation of companies chosen by mutual agreement of the Parties, among internationally renowned first-rate investment banks. In the case of exercise of the right of first refusal by any of the Shareholders as a result of the liquidation of the Offshore Fund or of the Onshore Fund, the other Shareholders, the Joint Venturers and the Investor with Tag-Along Right shall not be entitled to exercise their tag-along rights under this Agreement and under the Invitel’s Shareholders’ Agreement. If, during the liquidation, the Shares are sold in a stock exchange, in the organized over-the-counter market or otherwise to any Person that is not a Shareholder, the tag-along right may be exercised by the Offshore Fund or by the Onshore Fund, as the case may be, by the other Shareholders, the Joint Venturers and the Investor with Tag-Along Right.

(d) In case there is no agreement with regard to the specialized institution, the transfer price of the Shares in any liquidation of the Onshore Fund (the “Transfer Price”) shall be determined in accordance with the following procedure. Within ten (10) days after the receipt of the notice from the administrator/general manager of the Onshore Fund or of the Offshore Fund that the parties have not reached an agreement with regard to the choice of the specialized institution (“Impasse Notice”), the Onshore Fund and the Offshore Fund shall indicate and hire appraisers that shall be institutions specializing in financial-economic evaluation of companies (the “Appraisers”). The Onshore Fund and the Offshore Fund shall present the reports of the Appraisers hired by each of them within sixty (60) days after the receipt of the Impasse Notice. Each Appraiser shall determine the fair market value of the Company’s Shares, without any discount for non-liquidity of the Shares (the “Fair Market Value”). The Transfer Price shall be the average of the Fair Market Values determined by both the Appraisers. In case there is a difference of more than ten per cent (10%) between the Fair Market Values determined by each of the Appraisers, the Appraisers shall elect by mutual agreement a specialized institution (the “Independent Expert”), which shall determine the Fair Market Value (that may not be inferior to or exceed the values found by the Appraisers) within the maximum term of thirty (30) days counted as of its hiring. The Transfer Price shall be the average between (i) the median value between the Fair Market Values determined by the Appraisers and by the Independent Expert, and (ii) the Fair Market Value determined by one of the Appraisers that closer reaches the median value between the Fair Market Values. If any Appraiser does not submit its appraisal of the Fair Market Value within the term set forth in this Section 9.04(d), the Transfer Price shall be the median value between (i) the Fair Market Value determined by the Independent Expert, and (ii) the Fair Market Value determined by the Appraiser that has timely submitted its appraisal. The Offshore Fund and the Onshore Fund shall equally share in the costs of the hiring of the Independent Expert.

Section 9.05. Specific Performance. The obligations of the Parties under this Agreement are irrevocable. The Parties acknowledge that, in case of default and/or breach of the obligations provided for in this Agreement, any possible compensation for damages and losses shall not constitute an adequate or sufficient recovery. Therefore, without prejudice to the damages and losses that may be required and of any other relief or remedy available, any obligation referred to in this Agreement that is not complied with by any of the Parties may be the subject of a specific performance, through a judicial or arbitration order to supplement or replace the act, vote or measure practised, refused or omitted in violation of the provisions of this Agreement, pursuant to paragraph 3 of article 118 of the Corporations Law. For that purpose, the Parties acknowledge that this Agreement constitutes an extrajudicial execution instrument, pursuant to article 585, II, of the Code of Civil Procedure, for all the purposes of article 632 of the Code of Civil Procedure.

Section 9.06. Partial Nullity. In case any provision of this Agreement becomes null or ineffective or is annulled, the validity or effectiveness of the remaining provisions shall not be affected, and shall remain in full force and effect and, in such case, the Parties shall engage in good faith negotiations aiming at replacing the ineffective provision with another that reaches the desired purposes and effects.

Section 9.07. Entire Agreement, Changes and Amendments. (a) This Agreement constitutes the entire agreement entered into among the Parties with respect to the matters hereof, and prevails over any prior understandings, negotiations, commitments, representations, communications and discussions among the Parties, whether written or oral, with respect to the object of this Agreement, except for the Parallel Shareholders’ Agreements.

(b) None of the Parties hereto may enter into with third parties any other document ruling the matters provided for herein without the prior written consent of each of the Parties hereto.

(c) No change, amendment or modification of this Agreement shall be deemed valid with respect to a Party or oblige a Party, unless such change, amendment or modification is made in writing and is duly signed by such Party, except that any change, amendment or modification that is made in writing and signed by Shareholders holding sixty per cent (60%) of the Shares, and also by Previ, Petros and Funcef shall be deemed valid and shall oblige all the Parties.

Section 9.08. Tolerance. If one Party fails to exercise any right, power or privilege pursuant to this Agreement, or exercise it with delay, such tolerance shall not constitute a waiver, relinquishment or novation of this Agreement (except with regard to the terms and conditions for the exercise of the right of first refusal and of the tag-along right as provided for in this Agreement), nor any isolated or partial exercise of it shall prevent any other exercise or future exercise of it or the exercise of any power or privilege pursuant to this Agreement. No Party shall be considered as having waived any provision of this Agreement unless such waiver is submitted in writing and signed by such Party. No waiver shall be deemed a continuous waiver unless so stated in writing.

Section 9.09. Construction Rules. The references and definitions contained herein shall be construed regardless of having been written in the plural or in the singular, or of gender difference. The headings of the sections have been inserted in order to facilitate localizing of the provisions and may not be invoked to disqualify or change the content of any of the sections of this Agreement.

Section 9.10. Powers of Attorney. The Parties may only grant powers of attorney to third parties to represent them before the Company and/or the Portfolio Companies, in any general meetings and in any corporate acts, on the condition that such third parties vote and/or act in the manner set forth in this Agreement, and such condition must be expressly included in the power of attorney.

Section 9.11. Benefit in Favour of the Investor with Tag-Along Right. The performance of the provisions contained in Section Six that grant the tag-along right to the Investor with Tag-Along Right may be claimed against the Shareholders by the Investor with Tag-Along Right, constituting third party benefits (estipulações em favor de terceiro) subject to the terms of article 437 of the Civil Code, and the Parties may not mutually release themselves from the obligations set forth in Section Six without the written authorization of the Investor with Tag-Along Right. The Investor with Tag-Along Right may not assign its rights under this Agreement without the written agreement of the Parties.

Section 9.12. Other Necessary Measures. Without prejudice to the provisions of Section 3.07 above, each Party obliges itself to take all the necessary measures to provide the provisions of this Agreement with effectiveness and shall make its best efforts to ensure that the provisions of this Agreement and the resolutions in Prior Meetings Among Major Shareholders prevail regardless of any provisions of any other shareholders’ agreements or similar agreements that may prevent or limit the compliance of this Agreement by the Parties.

Section 9.13. Capitalization. (a) The Offshore Fund and the Onshore Fund oblige themselves to make their best efforts to exercise their rights of first refusal with respect to the subscription of the shares that are further issued by Zain, proportionally to the respective interest of the Offshore Fund and the Onshore Fund in Zain’s capital on the date of each capital increase, in any capital increase that is further resolved by Zain with the purpose of providing funds for the payment of the loans obtained by Invitel and Techold Participações S.A. to enable the payment of the price due to the Federal Government as a result of the acquisition of the control of Brasil Telecom Participações upon Tele Centro Sul Participações S.A.’s privatization.

(b) Previ and Funcef oblige themselves to vote favourably to any resolution’s proposal submitted to the Onshore Fund’s general meeting that has the purpose of approving a matter related to the provisions of Section 9.13. (a).

Section 9.14. Intervention and Consent of IEII. IEII, as the sole limited partner of the Offshore Fund, intervenes solely in order to consent to the provisions of this Agreement, except for the provisions of Sections 6.14 and 7.02 above.

SECTION TEN
ARBITRATION, GOVERNING LAW AND JURISDICTION

Section 10.01. Arbitration. Any controversy, dispute or conflict (a “Dispute”) arising out of or in connection with this Agreement or to its validity, its construction, its compliance or its execution shall be settled by arbitration in a single instance not subject to appeal. The arbitration shall be carried out in accordance with the Rules of the International Chamber of Commerce – ICC (the “Arbitral Chamber”), the arbitration institution designated to administer the arbitration, and the arbitral award to be rendered may be subject to judicial execution at the jurisdiction elected by the party that wins the arbitration.

Section 10.02. Beginning of the Arbitration. Any of the Parties (the “Claimant”) may deliver a written notice to one or more of the other Parties (the “Respondents”, and, together with the Claimant, the “Parties in Dispute”) and to the Arbitral Chamber advising that it intends to institute an arbitration in connection with a Dispute, subject to the provisions of this Section Ten (an “Arbitration Notice”).

Section 10.03. Selection and Appointment of Arbitrators.

(a) The Dispute shall be analyzed and decided by three (3) arbitrators, each one of them being independent and impartial arbitrators (the “Arbitral Tribunal”).

(b) The Claimant and the Respondent shall each elect a person to act as arbitrator, within twenty (20) Business Days as of the receipt by the Respondent of the Arbitration Notice. The two selected arbitrators shall, within ten (10) Business Days as of the acceptance of the second arbitrator, select a third arbitrator, who shall serve as chairman of the Arbitral Tribunal. In case the Arbitration Notice institutes a multilateral arbitration, in which there are more than two Parties in Dispute with distinct interests among each other, the three arbitrators shall be selected and appointed in accordance with the rules of the Arbitral Chamber.

(c) Should one of the parties fail to appoint an arbitrator pursuant to the provisions of Section 10.03(b) above, or if the arbitrators selected by the parties do not reach an agreement with regard to the choice of the third arbitrator, within ten (10) Business Days as of the acceptance of the second arbitrator, then such third arbitrator shall be selected and appointed pursuant to the rules of the Arbitral Chamber within fifteen (15) Business Days as of the date on which one of the parties notifies the Arbitral Chamber that such appointment is necessary. In the case of Section 10.03(b) and this Section 10.03(c), the Arbitral Tribunal shall be deemed instituted as of the acceptance by the third arbitrator of his appointment.

(d) The selected arbitrators shall be qualified in view of his academic education and professional background to analyze the matters in connection with the Dispute and to make a decision on the Dispute.

Section 10.04. Place and Language of the Arbitral Proceedings. The arbitration hearings shall be conducted in the Portuguese language and, if so requested by the Offshore Fund, in the English language, with simultaneous translation to both languages, and the place of arbitration shall be the City of Sao Paulo.

Section 10.05. Governing Law

(a) This Agreement shall be construed in accordance with and governed by the laws of Brazil, and the Arbitral Tribunal shall decide the Dispute in accordance with the laws of Brazil, regardless of any rule of private international law that may cause the laws of any other country or jurisdiction other than Brazil to be applicable.

(b) The arbitral proceedings shall be governed by the rules of the Arbitral Chamber, by the Arbitration Law and, when applicable, by the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards.

(c) The Arbitral Tribunal shall settle the matters that are submitted to it only according to the law, and its decision shall be grounded in the laws of Brazil. The Arbitral Tribunal shall not act as amicable mediator and shall not appeal to equity for the resolution of the Dispute submitted to it, with exclusive exception to the resolution of disputes in connection with the Controversial Matters that are submitted to the arbitral proceedings pursuant to Section 3.10(b) above.

Section 10.06. Arbitral Award.

(a) The arbitral award shall be rendered in writing, with versions in the Portuguese and in the English languages, and shall contain the grounds of the arbitral decision and shall be signed by all the arbitrators of the Arbitral Tribunal. In case of discrepancy between the Portuguese and the English versions of the arbitral award, the Portuguese version shall prevail.

(b) In the arbitral award, the Arbitral Tribunal shall decide as to the responsibility for the fees and expenses of the arbitral proceedings and burden of defeat as it deems reasonable, taking into consideration the circumstances of the case, the behavior of the Parties in Dispute during the proceedings, any deposits effected during the course of the arbitral proceedings and the result of the arbitration. Unless otherwise provided by the Arbitral Tribunal in the arbitral award, (i) each Party in Dispute shall bear its own costs and expenses; and (ii) the fees and expenses of the arbitral proceedings, including the fees and expenses of the arbitrator(s) and of any experts or assistants, shall be borne in equal proportion among the Parties in Dispute.

Section 10.07. Omission or Refusal to Participate in the Arbitral Proceedings. The omission or refusal to participate in any stage of the arbitral proceedings, by any Party in Dispute that has been duly notified, shall not prevent the continuity of the arbitral proceedings, provided that such omission or refusal shall not cause the nullity or defeasibility of the arbitral award and shall not serve as grounds to challenge its validity or enforceability.

Section 10.08. Term for the Rendering of the Arbitral Award.

(a) Upon acceptance of his appointment, each arbitrator shall undertake to devote the time and dedication necessary for the conduction of the arbitral proceedings and for the resolution of the Dispute within six (6) months counted as of the execution of the Mission Minutes, as established by the rules of the Arbitral Chamber, except that any arbitration by equity instituted pursuant to Section 3.10(b) above shall be concluded within three (3) months as of the execution of the Mission Minutes.

(b) For the purposes of Article 23 of the Arbitration Law, the arbitral award shall be rendered by the Arbitral Tribunal within the term set forth in this Section 10.08, provided that such term may be modified by written agreement between the Parties in Dispute and the Arbitral Tribunal or by order of the Arbitral Tribunal.

(c) The failure by the Arbitral Tribunal to comply with the term specified for the rendering of the arbitral award shall not cause the nullity or defeasibility of the arbitral award and may not serve as grounds to challenge its validity or enforceability.

Section 10.09. Preliminary Injunction and Coercive Measures.

(a) At any time before the institution of the Arbitral Tribunal, any Party may claim before the competent court the granting of preliminary injunction aiming at (i) ensuring the effectiveness of the provisions of this Agreement; (ii) preserving the status quo while the solution of the Dispute is pending; (iii) preventing or suspending the making of resolutions in shareholders’ general meeting, meeting of the board of directors, meeting of the executive board or prior meeting of the Company or of the Portfolio Companies in disagreement with the provisions of this Agreement; (iv) preventing the destruction of documents and other information or things related to the Dispute; or (v) preventing the transfer, assignment, sale of or the creation of liens on the Shares, direct or indirect, in disagreement with the provisions of this Agreement; or (vi) preventing loss, value decrease or concealment of assets.

(b) The preliminary injunctions indicated above may be requested by any of the Parties before the competent court after the institution of the Arbitral Tribunal, as long as (i) the request is justified by the urgency of the matter, and (ii) such judicial measure is requested ad referendum of the Arbitral Tribunal pursuant to Section 10.09(e) below, so that any decision of the Arbitral Tribunal regarding such preliminary injunction prevails over the judicial measure granted after the institution of the Arbitral Tribunal.

(c) Any request of preliminary injunction submitted to the Judiciary shall not be deemed an act incompatible with the submission of the Dispute to the arbitration pursuant to this Agreement.

(d) The Arbitral Tribunal may request before the competent court of the Judiciary the granting of any preliminary injunctions and any coercive measures adequate to the fulfillment of the arbitral award, pursuant to the rules of the Arbitral Chamber and of paragraph 4, Article 22 of the Arbitration Law.

(e) The Party that, after the institution of the Arbitral Tribunal, obtains a judicial measure pursuant to Section 10.09(b) above, obligates itself to communicate the granting of the measure to the Arbitral Tribunal within ten (10) days counted as of the date of the judicial decision. In case the Arbitral Tribunal comes out against the judicial measure, the Party that has obtained it shall waive it, voluntarily dismiss the lawsuit filed or take other applicable measures aiming at its revocation.

Section 10.10. Election of Jurisdiction. The Parties agree that any Disputes that by any reason may not be settled through arbitration pursuant to Section 10.01 above shall be settled by the jurisdiction of the Court of Brasilia, Distrito Federal, and the parties waive any other jurisdiction, as privileged as it may be or become, provided that this election of jurisdiction shall not be construed as a limitation to the provisions of Section 10.01 above.

IN WITNESS WHEREOF, the Shareholders executed this Agreement in six (6) counterparts of same tenor and content for one sole purpose, jointly with the undersigned witnesses.

Rio de Janeiro, March 9, 2005.

CVC/OPPORTUNITY EQUITY PARTNERS L.P.,
Represented by Citigroup Venture Capital International Brazil LLC

(signature of attorney-in-fact) (stamp of the 4th Registry)
Name:
Position:

INTERNATIONAL EQUITY INVESTMENTS INC.,
as Consenting Intervenient Party

(signature of attorney-in-fact) (stamp of the 4th Registry)
Name:
Position:

INVESTIDORES INSTITUCIONAIS FUNDO DE INVESTIMENTO EM AÇÕES, represented by Mellon Distribuidora de Títulos e Valores Mobiliários S.A. and Angra Partners Consultoria Empresarial e Participações Ltda.

(signature) (stamp of the 39th. Registry)	(signature) (Roberto Pitta) - Officer
Pedro P. de Campos
(signature) (stamp of the 39th. Registry)	(signature) (illegible name)
(Alberto Ribeiro Guth)	Attorney-in-fact
Name:	Name:
Position:	Position:

CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI

(signature)
Name:	Name:
Position:	Position:

FUNDAÇÃO DOS ECONOMIÁRIOS FEDERAIS - FUNCEF

(signature) (stamp of Marcos, Notary Public of the 1st Notary Office of Brasilia)

Name:	Name:
Position:	Position:

PETROS – FUNDAÇÃO PETROBRÁS DE SEGURIDADE SOCIAL

(signature)
Name:	Name:
Position:	Position:

Witnesses:
1. (signature)	2. (signature)
Name: Hiram B. Pagano Filho	Name: José Pinheiro de Miranda
R.G.: OAB/RJ 121.648	R.G.: 9.547.216-2

Stamp of the Officer of the Civil Registry of Individuals of the 39th Sub district of Vila Madalena – Capital - SP (illegible address):
I recognize by similarity the signatures of Pedro Paulo Elejalde de Campos and Alberto Ribeiro Guth in a document with economic value, and certify it.

Sao Paulo, March 29, 2005
In witness whereof
(signature)

Stamp of the 39th Civil Registry
(illegible number)

EXHIBIT I

Portfolio Companies

1.	Opportunity Zain S.A.
2.	Invitel S.A.
3.	Techold Participações S.A.
4.	Solpart Participações S.A.
5.	Brasil Telecom Participações S.A.
6.	Brasil Telecom S.A.

EXHIBIT II

Interest of the Parties in the Portfolio Companies

	Offshore Fund	Onshore	Previ	Funcef	Petros
Fund

Invitel	284,043	393,670	268,029,486	531,262	52,408,792
S.A.	common shares	common	common	common	common
	(0.02% of the	shares	shares	shares	shares
	total issued	(0.03% of the	(19.27% of	(0.04% of the	(3.77% of the
	shares)	total issued	the total	total issued	total issued
		shares)	issued	shares)	shares)
shares)

Techold	-	-	-	-	-
Participações S.A.

Solpart	-	-	-	-	-
Participações S.A.

Brasil Telecom	2,329,640,437	-	6,895,682,320	1,774,763,170	1,196,356,478
Participações S.A.	common shares		common	preferred	common
	(0.65% of the		shares and	shares	shares and
	total issued		7.840.962.644	(0.49% of the	1.289.015.627
	shares)		preferred	total issued	preferred
			shares	shares)	shares
			(4.09% of the		(0.69% of the
			total issued		total issued
			shares)		shares)

Brasil Telecom	-	-	4,942,714,398	-	4,565,700,000
S.A.			preferred		preferred
			shares		shares
			(0.90% of the		(0.83% of the
			total issued		total issued
			shares)		shares)

Further naught. I certify that the preceding is a true, faithful, unabridged rendering into English of the original Portuguese version. In witness whereof, I set my hand and seal, on the date and in the city mentioned below.

São Paulo, November 18, 2005

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2006

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer